March 25, 2019

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Re:	Virtual Crypto Technologies, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 26, 2019
File No. 000-15746

Dear Ms. Ransom:

This letter sets forth the response of Virtual Crypto Technologies, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter, dated March 21, 2019 (the “Comment Letter”), relating to the above referenced Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”).

For ease of reference, set forth below is the Company’s response to the comment preceded by the comment, which is included in bold italics. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Preliminary 14C.

1. We note your disclosure that the Reverse Stock Split is a condition to closing of the Share Exchange Agreement, which you have entered into to acquire 99.83% of Algomizer Ltd.’s holdings in Viewbix, Ltd. Because shareholders will not have a separate opportunity to vote upon your acquisition of the interest in Viewbix, Ltd., please revise your preliminary information statement to provide the disclosures required by Item 1 of Schedule 14C, which refers to Items 11, 13, and 14 of Schedule 14A, pursuant to Note A of Schedule 14A. Alternatively, provide us with a detailed legal analysis of why this information is not required.

In response to the Staff’s comment, the Company advises the Staff that the Company previously considered the instructions in Note A to Schedule 14A in determining whether to include the disclosures required by Items 11, 13 and 14 of Schedule 14A in the Preliminary 14C. After review and consideration, the Company determined, and continues to believe, that the instruction is inapplicable with respect to the reverse stock split and that the information required by these items is not material to, and could potentially mislead, its stockholders in connection with effecting of the reverse stock split.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve other matters, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. In the case of the contemplated reverse stock split, while it is the case that the reverse stock split is a closing condition under the Share Exchange Agreement, it is, and has been, the Company’s intention to effect such reverse stock split in any event, whether or not the Share Exchange Agreement will be consummated. At this time, there is no assurance if and when the Share Exchange Agreement will be consummated. The closing of such agreement is conditioned upon, among others, the acceptance by the Israeli Tax Authority of Algomizer’s request to issue a tax ruling.

In addition, if and when the Share Exchange Agreement will be consummated, the Company will be required to file similar information to the information required under Items 11, 13 and 14 of Schedule 14A under Items 2.01 and 9.01 of Form 8-K. Since no proxies are solicited under the Preliminary 14C, stockholders are not affected by the timing of the disclosure and will be provided all information when and if the transactions under the Share Exchange Agreement actually close.

In light of the foregoing, the Company respectfully submits that the information required by Items 11, 13 and 14 of Schedule 14A is inapplicable in these circumstances. Such information, if included in the Preliminary 14C, may in fact cause confusion regarding the nature of the reverse stock split and mislead stockholders into believing that the Company will not conduct a reverse stock split in the event that the Share Exchange Agreement will not be consummated. Such disclosure may also mislead other stockholders into believing that the transactions under the Share Exchange Agreement have been consummated. We do, however, believe the Staff’s comment highlights an important point of potential confusion to stockholders in the Preliminary 14C, and the Company will accordingly revise the Definitive Information Statement on Schedule 14C to state that the Company will effect a reverse stock split of the Company’s Common Stock at a ratio of 1-for-15, with or without connection to the Share Exchange Agreement.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Thank you in advance for your attention to the above.

Sincerely,

Virtual Crypto Technologies, Inc

/s/ Gadi Levin
Gadi Levin Chief Financial Officer

cc: Shachar Hadar, Meitar Liquornik Geva Leshem Tal